                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             PLAYTEX PRODUCTS, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                  72813P-10-0
                                 (CUSIP Number)

                                Murray A. Indick
                       Richard C. Blum & Associates, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                 (415) 434-1111
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 1, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72813P-10-0            SCHEDULE 13D
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,758,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,758,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.6%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 72813P-10-0            SCHEDULE 13D
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,758,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,758,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.6%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 72813P-10-0            SCHEDULE 13D
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,758,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,758,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.6%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 72813P-10-0            SCHEDULE 13D

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 4, 1997 by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, and together with RCBA-Playtex, L.P., the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 300 Nyala Farms Road, Westport, CT 06880. The following amendments to Items 4,5 and 6 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended as follows:

As set forth in Item 6 below, on June 1, 1998, pursuant to agreements attached hereto as Exhibits B, C and D, the Reporting Persons have agreed to acquire an additional six million (6,000,000) shares of the securities of the Issuer, the Issuer has agreed to elect two persons designated by the Reporting Persons to the Board of Directors of the Issuer, the Reporting Persons and other shareholders of the Issuer have agreed to vote their shares in support of all nominees for director nominated by the Board of Directors, the Reporting Persons have agreed to limit their acquisition of additional shares to two million (2,000,000) and the Issuer has granted certain registration rights to the Reporting Persons.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 60,296,851 shares of Common Stock issued and outstanding as of May 11, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings of 4,829,900 shares of the Common Stock on behalf of its clients, which represents 8% of the outstanding shares of the Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 928,800 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 5,758,700 shares of the Common Stock, which is 9.6% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc.

CUSIP NO. 72813P-10-0            SCHEDULE 13D


Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:


Trade Date   Shares    Price/Share
----------   -------   -----------
04-09-98      5,600      14.48
04-09-98      1,400      14.49
04-14-98     60,400      14.07
04-14-98      8,800      14.07
04-14-98     21,100      14.07
04-14-98     10,900      14.07
04-14-98      5,700      14.07
04-14-98      4,100      14.07
04-16-98      7,500      14.25
04-20-98     10,000      14.50
04-23-98     11,400      15.50
04-23-98      1,600      15.50
04-23-98      2,800      15.50
04-23-98     11,100      15.50
04-23-98      2,500      15.50
04-23-98        400      15.53
04-27-98      6,900      15.25
04-27-98      1,000      15.25
04-27-98      1,800      15.25
04-27-98      5,800      15.25
04-27-98      1,300      15.25
04-27-98        300      15.25
05-01-98      4,200      15.09
05-01-98        600      15.09
05-01-98      1,100      15.09
05-01-98      3,200      15.09
05-01-98        700      15.11
05-01-98        200      15.15

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously

CUSIP NO. 72813P-10-0            SCHEDULE 13D


disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund and (iii) agreements entered into on June 1, 1998, attached hereto as Exhibits B, C and D, pursuant to which (a) the Reporting Persons have agreed to acquire an additional six million (6,000,000) shares of the securities of the Issuer, (b) the Issuer has agreed to elect two persons designated by the Reporting Persons to the Board of Directors of the Issuer, (c) the Reporting Persons and other shareholders of the Issuer have agreed to vote their shares in support of all nominees for director nominated by the Board of Directors,(d) the Reporting Persons have agreed to limit their acquisition of additional shares to two million (2,000,000) and (e) the Issuer has granted certain registration rights to the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit B  Stock Purchase Agreement

Exhibit C  Stockholders Agreement

Exhibit D  Registration Rights Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary



                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact